================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                  SCHEDULE TO/A
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)
                                ----------------
                               INVIVO CORPORATION
                            (Name of Subject Company)
                                ----------------
                         INVIVO ACQUISITION CORPORATION
                       INTERMAGNETICS GENERAL CORPORATION
                       (Name of Filing Persons (Offeror))
                                ----------------
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                ----------------
                                    461858102
                      (CUSIP Number of Class of Securities)
                                ----------------
                                GLENN H. EPSTEIN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                       INTERMAGNETICS GENERAL CORPORATION
                             450 OLD NISKAYUNA ROAD
                                  P.O. BOX 461
                             LATHAM, NEW YORK 12110
                                 (518) 782-1122
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    COPY TO:

                               CLARE O'BRIEN, ESQ.
                             SHEARMAN & STERLING LLP
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                 AMOUNT OF FILING FEE**
         ----------------------                 ----------------------
              $152,034,519.66                         $12,299.59

* Estimated for purposes of calculating the amount of the filing fee only. The fee was calculated by multiplying $22.00, the per share tender offer price, by the 5,970,156 currently outstanding shares of Common Stock sought in the Offer, which gives an aggregate consideration of $131,343,432.00 (the "Common Stock Consideration"). The Common Stock Consideration was then added to $20,691,087.66, being the net consideration for the Subject Company's 1,448,662 stock options, to arrive at a total transaction value of $152,034,519.66.

**    Calculated as 0.008090% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $12,299.59         Filing Party: Intermagnetics
                                                            General Corporation

      Form or Registration No.:  Schedule TO     Date Filed: December 23, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes to designate any transactions to which the statement relates:

[X]   third-party tender offer subject to Rule 14d-1.

[ ]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2. Check the following box if the filing is a final amendment reporting the results of the tender offer:
      [X]

            This Amendment No. 5 ("Final Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed on December 23, 2003, as amended on January 7, 2004, January 9, 2004, January 15, 2004 and January 23, 2004 (the "Schedule TO"), by Invivo Acquisition Corporation f/k/a Magic Subsidiary Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Intermagnetics General Corporation, a New York corporation ("Parent"). The Schedule TO relates to the Offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Invivo Corporation, a Delaware corporation (the "Company"), at a purchase price of $22.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Pursuant to General Instruction H to Schedule TO, this Final Amendment satisfies the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934 with respect to all securities acquired by the Purchaser in the Offer. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

            Item 8 of the Schedule TO is hereby amended and supplemented by the following:

            At 12:00 midnight, New York City time, on Friday, January 23, 2004, the Offer expired. Based on a preliminary count, approximately 5,695,898 Shares were tendered pursuant to the Offer, of which 248,621 Shares were tendered pursuant to notices of guaranteed delivery. Such Shares constituted approximately 95.6% of the outstanding shares. On January 26, 2004, effective as of 12:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. A copy of the press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit 99.(a)(13).

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)            Offer to Purchase dated December 23, 2003.*

(a)(2)            Form of Letter of Transmittal.*

(a)(3)            Form of Notice of Guaranteed Delivery.*

(a)(4) Form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7) Summary Advertisement as published in The New York Times on December 23, 2003.*

(a)(8) Joint Press Release issued by Parent and the Company on December 18, 2003 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Parent and Purchaser filed on December 18, 2003).

(a)(9) Press Release issued by Parent on January 7, 2004 (incorporated by reference to exhibit 99.1 of Amendment No. 1 to Schedule TO filed by Parent and Purchaser on January 7,
                  2004).

(a)(10) Press Release issued by Parent on November 3, 2003 (incorporated by reference to exhibit 99.(a)(10) of Amendment No. 3 to Schedule TO filed by Parent and Purchaser on January 15, 2004).

(a)(11) Press Release issued by Parent on November 13, 2003 (incorporated by reference to exhibit 99.(a)(11) of Amendment No. 3 to Schedule TO filed by Parent and Purchaser on January 15, 2004).

(a)(12) Joint Press Release issued by Parent and the Company on November 24, 2003 (incorporated by reference to exhibit 99.(a)(12) of Amendment No. 3 to Schedule TO filed by Parent and Purchaser on January 15, 2004).

(b)(1) Credit Agreement among Parent, as Borrower, and the domestic subsidiaries of Parent, as Guarantors, the lenders parties thereto, JPMorgan Chase Bank, as Syndication Agent, KeyBank, N.A., as Documentation Agent, and Wachovia Bank, N.A., as Administrative Agent, dated as of December 17, 2003.*

(d)(1) Agreement and Plan of Merger, dated as of December 17, 2003, among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 99.2 to the Form 8-K of Parent filed on December 18, 2003).

(d)(2) Confidentiality Letter Agreement, dated November 21, 2003, between Parent and the Company.*

(g)               None.

(h)               None.

99.(a)(13)        Press Release issued by Parent on January 26, 2004.

-----------------------------------------
* Incorporated by reference to the Schedule TO filed by Purchaser and Parent on December 23, 2003.

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 2004

                                   INVIVO ACQUISITION CORPORATION


                                   By: /s/ Glenn H. Epstein
                                      -------------------------------
                                       Name:  Glenn H. Epstein
                                       Title: President

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 2004

                                INTERMAGNETICS GENERAL CORPORATION

                                By: /s/ Glenn H. Epstein
                                    -----------------------------------
                                    Name:  Glenn H. Epstein
                                    Title: Chairman and Chief Executive
                                           Officer

                                  EXHIBIT INDEX

EXHIBIT
NO.
---
(a)(1)            Offer to Purchase dated December 23, 2003.*

(a)(2)            Form of Letter of Transmittal.*

(a)(3)            Form of Notice of Guaranteed Delivery.*

(a)(4)            Form of Letter from Purchaser to Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees.*

(a)(5)            Form of Letter from Brokers, Dealers, Commercial Banks, Trust
                  Companies and Nominees to Clients.*

(a)(6)            Form of Guidelines for Certification of Taxpayer
                  Identification Number on Substitute Form W-9.*

(a)(7)            Summary Advertisement as published in The New York Times on
                  December 23, 2003.*

(a)(8)            Joint Press Release issued by Parent and the Company on
                  December 18, 2003 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Parent and Purchaser filed on December
                  18, 2003).

(a)(9)            Press Release issued by Parent on January 7, 2004
                  (incorporated by reference to exhibit 99.1 of Amendment No. 1 to Schedule TO filed by Parent and Purchaser on January 7,
                  2004).

a)(10)            Press Release issued by Parent on November 3, 2003
                  (incorporated by reference to exhibit 99.(a)(10) of Amendment
                  No. 3 to Schedule TO filed by Parent and Purchaser on January
                  15, 2004).

(a)(11)           Press Release issued by Parent on November 13, 2003
                  (incorporated by reference to exhibit 99.(a)(11) of Amendment
                  No. 3 to Schedule TO filed by Parent and Purchaser on January
                  15, 2004).

(a)(12)           Joint Press Release issued by Parent and the Company on
                  November 24, 2003 (incorporated by reference to exhibit
                  99.(a)(12) of Amendment No. 3 to Schedule TO filed by Parent and Purchaser on January 15, 2004).

(b)(1) Credit Agreement among Parent, as Borrower, and the domestic subsidiaries of Parent, as Guarantors, the lenders parties thereto, JPMorgan Chase Bank, as Syndication Agent, KeyBank,
                  N.A., as Documentation Agent, and Wachovia Bank, N.A., as
                  Administrative Agent, dated as of December 17, 2003.*

(d)(1) Agreement and Plan of Merger, dated as of December 17, 2003, among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 99.2 to the Form 8-K of Parent filed on December 18, 2003).

(d)(2) Confidentiality Letter Agreement, dated November 21, 2003, between Parent and the Company.*

(g)               None.

(h)               None.

99.(a)(13)        Press Release issued by Parent on January 26, 2004.

-----------------------------------------
* Incorporated by reference to the Schedule TO filed by Purchaser and Parent on December 23, 2003.